                KLEHR, HARRISON, HARVEY, BRANZBURG & ELLERS LLP
                                ATTORNEYS AT LAW

             260 S. BROAD STREET                    New Jersey Office
             PHILADELPHIA, PA 19102               457 Haddonfield Road
                                                        Suite 510
               (215) 568-6060               Cherry Hill, New Jersey 08002-2220
               FAX: (215) 568-6603                    (856)486-7900

               www.klehr.com                         Delaware Office
                                                    919 Market Street
                                                       Suite 1000
                                             Wilmington, Delaware 19801-3062
                                                      (302) 426-1189

                                  July 1, 2005

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:  Mr. H. Christopher Owings

      RE:   GSC HOLDINGS CORP.
            REGISTRATION STATEMENT ON FORM S-4
            FILED MAY 23, 2005
            FILE NO. 333-125161

            ELECTRONICS BOUTIQUE HOLDINGS CORP.
            FORM 10-K FOR FISCAL YEAR ENDED JANUARY 29, 2005
            FILED APRIL 7, 2005
            FORM 10-Q FOR FISCAL QUARTER ENDED APRIL 30, 2005
            FILED JUNE 9, 2005
            FILE NO. 0-24603

Dear Mr. Owings:

      On behalf of Electronics Boutique Holdings Corp. ("EB"), we are writing in response to the comments of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that were contained in your letter dated June 22, 2005 (the "Comment Letter") in connection with EB's Annual Report on Form 10-K for the fiscal year ended January 29, 2005 filed on April 7, 2005 and EB's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2005 filed on June 9, 2005. Counsel for GSC Holdings Corp. intends to file a response to comments 1 through 8 along with Amendment No. 1 to the Registration Statement on Form S-4 (Registration No. 333-125161) next week.

      Set forth below are responses to comments 9 through 28 from the Comment Letter which are numerically keyed to the Staff's comments. Unless otherwise indicated, page references in the headers are from the Comment Letter and refer to EB's Form 10-K for the year ended January 29, 2005.

H. Christopher Owings
Securities and Exchange Commission
July 1, 2005
Page 2

Electronics Boutique Holdings Corp. - Form 10-K, for the year ended January 29, 2005

Item 1. Business, page 1

      9. In response to the Staff's comment, EB will provide the following table that represents the sales contributed by each class of similar products for the periods indicated. The table will appear in Item 1. Business - Products of EB's amended Form 10-K:

                                     1/29/05     1/31/04     2/1/03
                                     -------     -------     ------
            Video Game Software        60.6%       58.5%      54.1%
            Video Game Hardware        16.2        17.8       18.7
            PC Software                10.0        10.5       12.0
            Accessories                 9.8        10.3       11.5
            Other Products              3.4         2.9        3.7
                                      -----       -----      -----
            Total                     100.0%      100.0%     100.0%

Competitive Strengths

Pre-played Products, page 9

      10. EB's disclosures indicate that it allows its customers to trade-in pre-played games for store credit that can be applied towards the purchase of new or pre-played products. Alternatively, the customer can receive cash for a trade-in. EB then sells these pre-played products in the normal course of its retail operations. In addition to trade-in activity by its customers, EB obtains a portion of its pre-played products from some of the products returned by its customers from a previous sale as defective. These products are inspected, refurbished and repackaged by EB's reclamation center and returned to its stores for sale to its customers. EB does not monitor how much of its pre-played products are obtained from these two sources. Thus, EB considers both sources of its pre-played products to be generated from its walk-in customers.

            EB will revise its disclosure in Item 1. Products - Pre-played software and pre-played video game hardware of its amended Form 10-K as follows:

            PRE-PLAYED SOFTWARE AND PRE-PLAYED VIDEO GAME HARDWARE.
            As a result of the proliferation of new titles and the tendency of gamers to seek new game challenges after mastering a particular title, a growing market for pre-played software has evolved. Also, with changes in hardware technology and a growing


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H. Christopher Owings
Securities and Exchange Commission
July 1, 2005
Page 3


            desire to own multiple gaming systems, a market for pre-played hardware has developed. Our primary source for pre-played products is from walk-in customers. We allow customers to trade in and purchase pre-played games and hardware in our stores. In return for a trade-in, customers can receive a store credit, which can be applied towards the purchase of new or pre-played products, or they can receive cash.

      11. The operating costs for EB's reclamation center for the fiscal year ended January 29, 2005 were $15.3 million. As of January 29, 2005, EB employed 412 associates, of which 234 were part-time status, in connection with its reclamation center. The reclamation process involves both video game software and hardware. Software that is taken in trade from EB's customers at its retail stores that appears to have excessive scratches or has packaging that is excessively defaced will be sent from the stores to the reclamation center. At the reclamation center, EB's staff inspects the condition of the video game CD to determine if the scratches are too severe for the reclamation process to be successful. After this inspection, EB's staff uses resurfacing (buffing) equipment to grind out the scratches from the surface of the video game CD and then either repackages the CD in its original case or in a replacement case for shipment back to the stores for sale. Almost all video game hardware systems are also returned from the retail stores to the reclamation center for inspection, cleaning, testing and repackaging before being offered for sale in EB's stores. EB's staff is able to repair many inoperable hardware systems or replace broken and missing components of these systems.

            Operating costs of the reclamation center are capitalized to inventory cost as the reclamation process is completed. These costs are then reflected in cost of goods sold as the pre-played products are sold.

Innovative Marketing, pages 10-11

      12. The EB Edge Card program provides EB's customers with an opportunity to obtain a 10% discount on the purchase of pre-played products for a period of one year for a fee of $5. This program is intended to generate loyalty on the part of EB's customers and increase sales volume by incentivizing customers to return to EB's stores to make pre-played purchases. The fee is charged to partially offset the impact of the 10% discount given for future purchases. The $5 fee is amortized to revenue on a straight-line basis over the one-year period of the program. For the fiscal year ended January 29, 2005, total sales under this program were $4.5 million and the deferred revenue balance for these sales as of January 29, 2005 was $3.3 million. EB does not believe EITF 00-22 applies to its program as it is not point based and is not contingent upon the customer making any additional purchases during the one-year membership period. The customer receives the 10% discount immediately upon joining and continues to do so for all


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H. Christopher Owings
Securities and Exchange Commission
July 1, 2005
Page 4


            subsequent purchases for the full one-year period, regardless of the amount of purchases during the one-year period.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 24

General

      13. The disclosure concerning the speed of growth of the pre-played category is largely attributable to the speed of growth in the number of EB's strip-center stores. EB's disclosure indicates the belief that the growth of its pre-played business will be enhanced by the focus on the opening of these strip-center stores which tend to have a higher percentage of their sales mix in pre-played products than that of EB's mall-based stores. This is primarily due to the higher level of value conscious customers these stores tend to attract. Of the 479 new stores opened in the year ended January 29, 2005, 359, or approximately 75%, were of the strip-center format. EB's disclosures are not intended to represent that it expects the overall sales of pre-played products to exceed that of new video game products. As requested, EB is submitting supplementally on Exhibit A the information regarding sales, gross profits and gross margin percentages for new and pre-played video game products. The information set forth on Exhibit A is confidential information of EB and EB hereby requests confidential treatment of such information under Rule 83 of the Commission's Rules of Practice (17 CFR 200.83).

Fiscal 2005 Compared to Fiscal 2004, page 24

      14. EB incorrectly reported the impact of sales for the 479 new stores opened during fiscal 2005 and the non-comparable sales for stores opened in fiscal 2004. In fiscal 2005, EB closed 30 stores, and in fiscal 2004, EB closed 16 stores.

            The following is revised disclosure regarding the change in sales for fiscal 2005 compared to fiscal 2004:


            FISCAL 2005 COMPARED TO FISCAL 2004

            REVISED

            Net sales increased 24.9% from $1,588.4 million in fiscal 2004 to $1,983.5 million in fiscal 2005. The increase in net sales was primarily

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H. Christopher Owings
Securities and Exchange Commission
July 1, 2005
Page 5


            attributable to the sales volume of approximately $182.8 million resulting from 479 new stores opened during fiscal 2005, coupled with the additional sales volume of approximately $142.5 million for non-comparable stores opened during fiscal 2004, a 3.1%, or $49.3 million, increase in comparable store sales and a favorable foreign currency exchange rate impact of $30.9 million on comparable store sales in fiscal 2005. The increase in overall comparable store sales in fiscal 2005 was due to a stronger new release schedule of software titles, including top-sellers Halo 2 and Grand Theft Auto:
            San Andreas.

Liquidity and Capital Resources

General

      15. EB typically does not enter into long-term formal purchase commitments. EB issues a purchase order request for goods in the normal course of business to its vendors. These purchase order requests are submitted to vendors and are an obligation of EB for the specified terms indicated within each purchase order request, if the vendor chooses to accept the purchase order request and ship the goods to EB. Substantially all purchase order requests that are accepted by the vendors are shipped to EB in less than 30 days. Therefore, EB did not consider any purchase order requests outstanding as of January 29, 2005 to be purchase obligations under Item 303(a)(5)(ii)(D) of Regulation S-K.

      16. Deferred rent and other long-term liabilities consist of the following components (in thousands):


                                          January 29, 2005      January 31, 2004
                                          ----------------      ----------------
            Deferred rent                      $20,364               $13,052
            Forward contracts                   12,154                 8,139
            Deferred revenue                        -                  4,496
                                               -------               -------
            Total                              $32,518               $25,687

            Further disclosure relating to the forward foreign currency contracts is included in footnote #1 (Foreign Currency section) to the financial statements and a tabular analysis of the obligations under EB's forward contracts is included in Item 7a as required by
            Item 305 of Regulation S-K.

            The obligation for rent is reflected within the operating lease obligations as presented in the contractual obligations table.

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H. Christopher Owings
Securities and Exchange Commission
July 1, 2005
Page 6


            Deferred revenue represents the value of non-compete covenants that resulted from the termination of the Game Group Services Agreement.

      17. Except as described below, EB does not have any off-balance sheet arrangements. EB is contingently liable for 21 leases with a maximum aggregate liability of $8 million. The lease with the longest remaining term expires in 2011 and EB's maximum annual obligation is $2 million in fiscal 2006. These obligations are fully disclosed in footnote #1 (Guarantees) to our financial statements. The lease obligations are guaranteed by an indemnification agreement from James Kim, EB's Chairman of the Board.

            In response to the Staff's comment, the following paragraph relating to off-balance arrangements will be provided in EB's amended Form 10-K:

            Off-Balance Sheet Arrangements

            We remain contingently liable for 21 BC Sports Collectibles store leases assigned to Sports Collectibles Acquisition Company ("SCAC") on November 2, 2002. SCAC is owned by the family of James Kim, the Chairman of the Board. Mr. Kim has entered into an indemnification agreement with us with respect to these leases. If SCAC were to default on these lease obligations, we would be liable to the landlords for up to $8.0 million in minimum rent and landlord charges as of January 29, 2005. These lease obligations extend through 2011. Due to Mr. Kim's agreement to indemnify us for any costs arising from the BC Sports Collectibles leases, no accrual was recorded for this potential liability.

Consolidated Financial Statements

Consolidated Balance Sheets, page 34

Accounts Receivable

      18. The following is an analysis of the accounts receivable trade and vendors balances as requested:

                                              January 29, 2005  January 31, 2004
            Credit card receivables                 $3,771            $3,702
            Wholesale trade receivables              4,940             5,013
            Advertising income - third party         2,326               262
            Merchandise vendor receivables           4,597             9,848
            Game Group management fee                   --             2,742
            Miscellaneous                            2,051               840
                                                   -------           -------
            Total                                  $17,685           $22,407

H. Christopher Owings
Securities and Exchange Commission
July 1, 2005
Page 7


            Wholesale trade receivables are for sales made on terms, not a point of sale transaction at the retail store level. Merchandise vendor receivables are primarily due to marketing income receivables and product returns that had been previously paid.

            The amounts reflected in these balances are not based on estimates.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

General

      19. In response to the Staff's comment, the following disclosure will be included in EB's amended Form 10-K:

            Gift Certificates

            The Company records gift certificate sales as a liability until the gift certificates are redeemed by the customer. The liability is relieved when a gift certificate is used by a customer to make a purchase.

            The amount of liability reflected in the financial statements for each period presented is the total outstanding balance of all unredeemed gift certificates. This balance is included in the table presented in footnote #4 entitled Accrued Expenses.

Description of Business, page 38

      20. EB has three operating segments (North America, Australia/New Zealand, and Europe). This determination is based on the requirements of paragraph 10 of SFAS 131 as follows:

            - Each segment engages in business activities from which revenues are earned and expenses incurred.

            - The operating results of these segments are regularly reviewed by the Chief Operating Decision Maker (CODM) to allocate resources and assess performance of each segment.

            -  Discrete financial information is available for each segment.

            While EB has the three operating segments, they are not reportable segments. Paragraph 17 of SFAS 131 states that two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objectives and basic principle of SFAS 131, if the segments have similar

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H. Christopher Owings
Securities and Exchange Commission
July 1, 2005
Page 8


            economic characteristics, and if the segments are similar in each of the following areas:

            (a)   The nature of the products and services

            (b)   The nature of the production processes

            (c)   The type or class of customer for their products and services

            (d) The method used to distribute their products or provide their services

            (e) If applicable, the nature of the regulatory environment, for example, banking, insurance or public utilities

            The diagram of paragraph 127 of SFAS 131 shows that the segments should be aggregated before determining whether or not the segments meet the quantitative thresholds to be reportable segments. EB notes that it has only one reportable segment after aggregation based on the following criteria above as follows:

               - SFAS 131 paragraph 17 states that operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. An example provided in paragraph 17 is that similar long-term average gross margins for two operating segments would be expected if their economic characteristics are similar. The average gross margin percentages for the past three years for the Company's segments were: North America 23.7%, Australia/New Zealand 25.0% and Europe 23.5%. EB believes that the similarity of these will likely continue in the future.

               - EB's segments are similar in respect of each of the following areas:

            (a) The nature of the products and services are video game software, hardware and related accessories and PC software for all three operating segments.

            (b) EB is a retailing company and, therefore, the nature of the production processes does not apply.

            (c) The type or class of customer for EB's products and services for all three operating segments are consumers that purchase goods at EB's retail stores or through EB's commercial website.

            (d) The method used to distribute EB's products or services is the same for all three operating segments, which is through retail stores or EB's commercial website.


            (e) The nature of the regulatory environment is not applicable to EB.


            Paragraph 38 of SFAS 131 requires disclosure of revenues and long-lived assets regarding Geographic Areas which are material. EB has disclosed the required information under this paragraph in footnote #1 (Description of Business) to the financial statements.

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H. Christopher Owings
Securities and Exchange Commission
July 1, 2005
Page 9


            SFAS 131 defines CODM as a function, not necessarily a manager with a specific title. The CODM for EB consists of the Chief Executive Officer.

            As requested, EB is submitting supplementally on Exhibit B representative samples of the financial information reviewed by the CODM as well as a copy of EB's organizational chart.

               - Consolidated profit and loss forecast for current quarter - updated weekly

               - Monthly profit and loss statement for consolidated company and each subsidiary reflecting month-to-date and year-to-date actual, and last year results (consolidated company sample provided for end of first quarter).

               - Forecast of monthly sales and gross margin by country and consolidated company

               - Daily report of comparable store sales by country reflecting day, month-to-date, quarter-to-date and year-to-date results.

               - On-line access to daily sales and gross margin for each country at store level and product level (sample of various system screen print-outs for U.S. subsidiary).


    The information set forth on Exhibit B is confidential information of EB and EB hereby requests confidential treatment of such information under Rule 83 of the Commission's Rules of Practice (17 CFR 200.83).

Merchandise Inventories, page 39

      21. As requested, EB is submitting supplementally on Exhibit C the information regarding a summary of new and pre-played video game products included in inventory. The information set forth on Exhibit C is confidential information of EB and EB hereby requests confidential treatment of such information under Rule 83 of the Commission's Rules of Practice (17 CFR 200.83).

Vendor Programs, page 39

      22. While the details of the various vendor allowances that EB receives from its vendors differ from vendor to vendor, the programs are very similar in operation.

            A typical program requires EB to commit to certain merchandising and marketing initiatives in order to be eligible to receive the merchandising and marketing allowances from the vendor. These initiatives include print advertising (newspaper, magazine, catalogs), mailers, flyers, television advertising, outdoor advertising, product catalog advertising, in-store display promotions, store-front display promotions, internet advertising, product training and promotion at EB's trade show, and participation in EB's vendor-of-the-month program. In order to receive allowance funds, EB first submits to the vendor a proposal for an upcoming advertising event, and the vendor elects whether to participate in, or

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H. Christopher Owings
Securities and Exchange Commission
July 1, 2005
Page 10


            contribute to, the event. Agreements memorializing the nature of the event, EB's required performance and the vendor's contribution are individually negotiated for each such marketing or promotional event (such agreements are referred to as "Event Agreements"). For example, if EB proposes a print advertising campaign, the Event Agreement typically specifies the date(s) of the campaign, the circulation of the newspaper(s), the price for the different size advertisements, the product(s) to be advertised and any other relevant details for the campaign. For an in-store display, the Event Agreement typically specifies the time period for the display, the nature of the display (e.g., fixture, banner, bag stuffers), the price and any additional charges for the different types of displays, the product(s) to be displayed, shipping instructions and charges for any marketing materials, and procedures for vendors to follow to verify the displays.

            Due to the fact that EB must complete the required marketing and merchandising initiatives prior to earning the reimbursement, EB records the reimbursement in its financial statements in the same period that EB has completed its responsibilities under each Event Agreement. In a small number of cases when an event starts in one period and ends in a subsequent period, EB prorates the reimbursement over the appropriate periods.

      23. In response to the Staff's comment, the following are revised disclosures that will be included in EB's amended Form 10-K:

                                          * * *
            REVISED - FOOTNOTE #1

            Vendor Programs

            The Company receives vendor allowances for certain advertising and promotional events offered to a majority of its vendors. These events generally cover a period from a few days up to 30 days and include items such as product catalog advertising, in-store display promotions, Internet advertising, co-op print advertising, product training and promotion at the Company's trade show and inclusion in its vendor-of-the-month program. The allowance for each event is negotiated with the vendor and requires specific performance by the Company to be earned.

            In fiscal 2003, the Company adopted Emerging Issues Task Force
            (EITF) Issue 02-16, "Accounting by a Customer (Including a Reseller) for Cash Consideration Received from a Vendor," effective as of the beginning of fiscal 2003. In accordance with the provisions of Issue 02-16, vendor advertising allowances that exceed specific, incremental and identifiable costs incurred in relation to the advertising and promotional events offered by the Company to its vendors are

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H. Christopher Owings
Securities and Exchange Commission
July 1, 2005
Page 11


            classified as a reduction in the purchase price of merchandise. See
            Note 2 for further discussion.

            The Company received vendor allowances totaling $70.7 million, $64.0 million and $54.1 million in fiscal 2005, fiscal 2004 and fiscal 2003, respectively. Advertising expenses, excluding the vendor allowances, were $26.5 million, $16.8 million and $11.3 million in fiscal 2005, fiscal 2004 and fiscal 2003, respectively. It is unlikely that the Company would continue to incur the same level of advertising expense without this vendor support.

            REVISED MD&A

            CHANGE IN ACCOUNTING PRINCIPLE

            In November 2002, the Emerging Issues Task Force ("EITF") reached consensus on Issue 02-16, "Accounting by a Customer (Including a Reseller) for Cash Consideration Received from a Vendor." Issue 02-16 addresses the accounting for cash consideration received from a vendor by a reseller for various vendor funded allowances, including cooperative advertising support. Issue 02-16 was effective for new arrangements or modifications to existing arrangements entered into after December 31, 2002, although early adoption was permitted. We elected to adopt early, effective February 3, 2002, the provisions of Issue 02-16. In accordance with the provisions of Issue 02-16, vendor advertising allowances which exceed specific, incremental and identifiable costs incurred in relation to the advertising and promotional events we conduct for our vendors are to be classified as a reduction in the purchase price of merchandise and recognized in income as the merchandise is sold. The amount of vendor allowances to be recorded as a reduction of inventory was determined by calculating the ratio of vendor allowances in excess of specific, incremental and identifiable advertising and promotional costs to merchandise purchases. We then applied this ratio to the value of inventory in determining the amount of the vendor reimbursements to be recorded as a reduction to inventory reflected on the balance sheet. This methodology resulted in a $7.6 million reduction in inventory as of February 3, 2002, the date of adoption of Issue 02-16. The $7.6 million, $4.8 million net of tax, was recorded as a cumulative effect of change in accounting principle in fiscal 2003 for the impact of this adoption on prior fiscal years.

            Prior to our adoption of Issue 02-16, we recognized all vendor advertising allowances as an offset to selling, general and administrative expense. These allowances exceeded the specific, incremental costs of the advertising and promotional events conducted by us. The portion of the allowances in excess of the specific, incremental costs was recorded as an offset to other operating expenses within selling, general and administrative expense. These other operating expenses, which were incurred to support advertising and promotional

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H. Christopher Owings
Securities and Exchange Commission
July 1, 2005
Page 12


            expenses, included: marketing and merchandising department expenses to develop, promote and manage the events; direct store and store supervisory payroll expenses to implement, manage and monitor the events; distribution expenses associated with receiving and shipping of materials necessary for the events; and corporate expenses related to the design, production and maintenance of Internet advertising events. In fiscal 2005, fiscal 2004 and fiscal 2003, we recorded vendor advertising allowances as a reduction in cost of goods sold in the amount of $52.0 million, $49.4 million and $42.9 million, respectively. In fiscal 2005, fiscal 2004 and fiscal 2003, we recorded vendor advertising allowances as a reduction of selling, general and administrative expense in the amount of $19.3 million, $13.7 million and $8.8 million, respectively.

            As of January 29, 2005 and January 31, 2004, $10.2 million and $10.8 million, respectively, of our vendor advertising allowances have been recorded as a reduction of inventory.

                                          * * *

            The items requested in the Staff's comment letter have all been addressed except for the following: EB is unable to make a statement regarding the impact of vendor advertising allowances on its results of operations in terms of generating additional revenues. EB believes that its advertising programs are effective and generate customer interest and traffic to its retail stores and Internet site. EB also believes that the absence of vendor advertising allowances and a reduction in EB's advertising programs would negatively impact the results of operations. However, EB is unable to specifically quantify the benefit from the advertising allowance or the impact of any reduction in those allowances.

Note 6 - Game Group Services Agreement, page 46

      24. EB's disclosure regarding the Game Group Services Agreement reflects that EB terminated this agreement on January 30, 2004 for an agreed amount of $15 million. Of this amount, $10.3 million was recorded as deferred revenue relating to the value of certain non-compete covenants expiring in fiscal 2005 and fiscal 2006 as fully described in EB's disclosure. The valuation of these non-compete covenants was determined through an independent appraisal analysis. The remaining $4.7 million was considered to be a premium for the early termination of the agreement that was to expire on January 31, 2006 and was immediately recognized by EB as income.

Note 7 - Related Party Transactions, page 46

      25. In fiscal 2002, EB recorded a restructuring and asset impairment charge in the amount of $8.8 million (pre-tax) relating to the decision to sell the BC Sports

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H. Christopher Owings
Securities and Exchange Commission
July 1, 2005
Page 13


            Collectibles business. These charges consisted of a $1.9 million write down of inventory, a $2.0 million write down of store leasehold improvements, a $0.8 million write down of furniture, fixtures and equipment, an accrual for professional fees of $0.5 million and $3.6 million in lease termination costs. On November 2, 2002, the business was sold for $2.2 million. At this time EB recorded a reversal of $3.6 million related to lease termination costs not realized due to the sale. Therefore a net loss of $3.0 million was recognized on the sale of the BC Sports Collectibles business over the two year period. The above information was disclosed by EB in fiscal 2002 and fiscal 2003.

Note 12 - Legal Contingencies, page 50

      26. With respect to the employment suit filed in New York State, the plaintiff is seeking to recover damages on behalf of current and former store managers and assistant store managers of Electronics Boutique of America Inc. under the Fair Labor Standards Act ("FLSA") and New York State law. The plaintiff alleges that Electronics Boutique of America Inc. improperly classified store managers as exempt from overtime, and he seeks the recovery of wages for overtime hours worked and related relief. The plaintiff also alleges that Electronics Boutique of America Inc. failed to pay assistant store managers for all of the hours of overtime that they allegedly worked, and he seeks recovery of wages for these hours and related relief. Under the FLSA, if it is determined that Electronics Boutique of America Inc. failed to pay all of the hours of overtime, an employee may be able to recover up to three years of back overtime pay, together with an equal amount as liquidated damages and costs and attorneys' fees. Under New York State law, if it is determined that Electronics Boutique of America Inc. failed to pay all of the hours of overtime, an employee may be able to recover up to six years of back overtime pay, as well as costs and attorneys' fees. EB is unable to estimate a range of possible loss for this matter since the suit is still in its very early stages. The Court has not yet ruled on EB's motion to dismiss the plaintiff's New York State law claims, nor has the Court ruled on the plaintiff's motions to maintain his claims as a collective action under the FLSA and/or a class action under New York law. The parties also have not yet responded to any discovery.

Item 15. Exhibits, Financial Statement Schedules and Report on Form 8-K

(a)(2) Financial Statement Schedule

Schedule II - Valuation and Qualifying Accounts, page 53

      27. EB's policy for sales returns is 14 days from original sales date. EB does record a reserve for estimated sales returns based on this policy but did not reflect these amounts in Schedule II as it believes them to be immaterial. The reserve amounts

H. Christopher Owings
Securities and Exchange Commission
July 1, 2005
Page 14


            as of January 29, 2005, January 31, 2004 and February 1, 2003 were $181,000, $102,000 and $115,000, respectively.

Form 10-Q for Fiscal Quarter Ended April 30, 2005

General

      28. Where applicable, EB will address the issues noted in comments 9 through 27 in its interim financial statements. EB does not believe that its Quarterly Report of Form 10-Q for the quarter ended April 30, 2005 requires amendment.

      Management of EB understands that they are responsible for the adequacy and accuracy of disclosures in EB's filings. Management of EB also understands that any comments by the Staff or any changes in EB's disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings and that EB may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at 215-569-4281.

                                              Very truly yours,

                                              /s/ William W. Matthews, III
                                              William W. Matthews, III, on
                                                 behalf of Klehr, Harrison,
                                                 Harvey, Branzburg & Ellers LLP

H. Christopher Owings
Securities and Exchange Commission
July 1, 2005
Page 15


cc:  R. Richard Fontaine
     David W. Carlson
     GameStop Corp.

     Jeffrey W. Griffiths
     James A. Smith
     Electronics Boutique Holdings Corp.

     Michael N. Rosen, Esq.
     Jay M. Dorman, Esq.
     Gary W. Wolff, Esq.
     Jill L. Grappell, Esq.
     Bryan Cave LLP

     Leonard M. Klehr, Esq.
     Michael Rittinger, Esq.
     Klehr, Harrison, Harvey, Branzburg & Ellers LLP